August 23, 2019

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

       Re: Global Internet of People, Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 13, 2019
           CIK No. 0001780731

Dear Mr. Hu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 1 to Draft Registration Statement on Form F-1 submitted August 13, 2019

Use of Proceeds, page 26

1. We note your disclosure on page 38 that "[i]n utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to our PRC subsidiary." However, your disclosure in the "Use of Proceeds" section does not indicate that you intend to establish new PRC subsidiaries to accomplish the uses of proceeds disclosed. Please revise for consistency, or tell us why this section does not include disclosure that you intend to establish new PRC subsidiaries.
       See Item 504 of Regulation S-K.
 Haiping Hu
Global Internet of People, Inc.
August 23, 2019
Page 2
Results of Operations
Revenue
Revenues from Member services, page 34

2. We note your response to comment 6 and your amended disclosure that existing Diamond members who participated in activities in fiscal year 2018 "accounted for $2,539,440 of the increase in [revenue from member services, and] there were 162 newly developed
         Diamond members in the fiscal year 2018, which accounted for $1,794,877 of the increase." However, these two sums do not add to the total increase in revenues from member services you disclose, i.e. $4,181,452. Please revise for consistency, or tell us why the sum of the increases attributable to new and existing Diamond members is more than the total increase in revenue from member services for fiscal
2018.
Business
Overview, page 50

3. We note your response to comment 12, and your amended disclosure that "[t]he number of [y]our Members [is] measured as the total number of active subscribers of [y]our three annual memberships." In an appropriate place in your filing, please define "active subscribers," including how you measure the same.
Note 12 Shareholders' Equity
Non-controlling interest, page F-28

4. We note your response to prior comment 25. Please tell us how the capital contributions from shareholders noted on page F-5 impacted your ownership interest in your subsidiaries.
Item 7. Recent Sales of Unregistered Securities, page II-1

5. We note your disclosure that, "[o]n August 8, 2019, the Company issued 27,000,000
       Ordinary Shares . . . in connection with entering into the VIE contractual arrangements, in
FirstName LastNameHaiping Hu the Cayman Island laws." Please amend your filing to disclose a private transaction under
Comapanyexemption from registration uponInc.
       the NameGlobal Internet of People, which you relied to issue these and all other
Augustunregistered securities.
        23, 2019 Page 2
FirstName LastName
 Haiping Hu
FirstName LastNameHaiping Hu
Global Internet of People, Inc.
Comapany NameGlobal Internet of People, Inc.
August 23, 2019
Page 3
August 23, 2019 Page 3
FirstName LastName
       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at (202) 551-2545 or Jacqueline Kaufman, Staff Attorney, at
(202) 551-3797 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:      Ying Li